Nicole Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

June 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn
Stephen Krikorian Alexandra Barone Larry Spirgel

Re:	CS Disco, Inc.

Draft Registration Statement on Form S-1

Submitted May 7, 2021

CIK No. 0001625641

Ladies and Gentlemen:

On behalf of CS Disco, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 3, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on May 7, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Draft Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

Cooley LLP 500 Boylston Street, 14th Floor    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Two

Draft Registration Statement on Form S-1 filed May 7, 2021

Risk Factors

Our revenue growth depends in part on the success of our strategic relationships…, page 24

1.

We note your disclosure that your revenue growth depends in part on the success of your strategic relationships, including with legal services providers. Please disclose the percentage of your revenue that is generated by sales through law firms, legal service providers and governmental organizations.

The Company notes that the revenue generated through sales to law firms, legal service providers and governmental organizations does not correspond to its strategic relationships. While the Company cultivates relationships with law firms, legal service providers and governmental organizations as a sales strategy, the customer of record in each case may be the law firm or may be the law firm’s client, without any relationship to how the customer was generated. For example, a governmental organization may permit its outside counsel to use the Company’s solution on its behalf, or a law firm may instead serve as the paying customer and use the Company’s solution on behalf and with the collaboration of its corporate client and its distinct users. As such, the Company believes this metric is not meaningful to investors and could be misleading as to its overall sales strategies and relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 64

2.

You disclose that the dollar-based net retention rate decreased from 146% in 2019 to 127% in 2020. We note you discuss a softening in your dollar-based net retention rate due to COVID-19; however, please discuss any other factors that led to the decrease in dollar based net retention rate over this period. Also discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues. Tell us what other metrics, if any, you use to monitor customer retention and renewals. Refer to SEC Release No. 33-10751.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Draft Registration Statement to discuss the primary drivers of the softening of dollar-based net retention, which is a historical trend. This is the primary metric the Company considers with the number of customers to monitor customer retention and renewals. The Company has evaluated its material trends and uncertainties disclosures and believes that the Registration Statement accurately captures those material trends and uncertainties.

Impact of COVID-19 on Our Business, page 65

3.	Please revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID-19 pandemic.

The Company has revised the disclosure on page 65 of the Draft Registration Statement to provide additional detail on its results of operations in 2020, but the Company is unable to isolate and quantify the direct impact from COVID-19.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Three

Business, page 82

4.

Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

The Company calculates Net Promoter Score (“NPS”) in a manner that it believes is consistent with how NPS is calculated by other companies. The Company calculates NPS on the basis of a survey that asks, “How likely are you to recommend DISCO to a colleague?”. The survey respondent can choose an integer between zero and ten. Users that respond with 6 or below are classified as Detractors, that respond with 7 or 8 are classified as Passives, and that respond with 9 or 10 are classified as Promoters. To calculate the NPS, the Company subtracts the percentage of Detractors from the percentage of Promoters. Like others in the industry, Company management uses NPS to assess the willingness of customers to recommend products or services to others, and generally regards NPS as a proxy for measuring brand loyalty and satisfaction, each of which broadly correlate to business performance and future prospects. The Company has revised the disclosure on pages 1 and 86 of the Draft Registration Statement to clarify the method by which it calculates NPS.

Executive Compensation, page 118

5.

Please clarify whether you are party to or intend to enter into any employment agreements with the named executive officers prior to the offering. If not, add a risk factor to address your lack of agreements.

The Company has revised the disclosure on page 137 of the Draft Registration Statement to clarify that it does intend to enter into employment agreements with the named executive officers prior to the offering and will add such agreements as exhibits to the Draft Registration Statement in a future submission and/or filing.

Underwriting, page 150

6.	Please disclose the exceptions to the lock-up agreements.

The terms of the lock-up agreements have yet to be finalized with the underwriters. The Company will revise the relevant disclosure in a subsequent amendment to detail the exceptions to the lock-up agreements.

Notes to the Consolidated Financial Statements

10. Stock-Based Compensation, page F-21

7.

Please provide us with a breakdown of all equity awards granted by CS Disco, Inc. for the last six months of fiscal 2020 and leading up to the initial public offering including the fair value of the underlying equity interests used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. When your preliminary IPO price is known, please reconcile and explain the differences between the most recent grant date fair value and the midpoint of your offering range.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Four

In response to the Staff’s comment, set forth below is a summary of the Company’s equity awards granted from July 1, 2020 through the date of this letter including the fair value of the underlying shares of common stock for reference:

Stock Options:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
July 30, 2020	[***]	$[***]
October 29, 2020	[***]	$[***]
May 2, 2021	[***]	$[***]

Restricted Stock Awards:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
May 2, 2021	[***]	$[***]

The estimate of the fair value per share of the Company’s common stock had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practices of professional third-party valuation firms commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held-Company Equity Securities Issued as Compensation.

At each valuation date, the Company made a determination of the fair value of the business (“Enterprise Value”) using a combination of either market, income, Precedent Transaction, or Post-Money Valuation approaches. In deriving Enterprise Value using the market approach, the Company used three principal methodologies, the Guideline Public Company Method (“GPCM”), the Similar Transactions Method (“STM”), and the transaction price of secondary transactions in the Company’s capital stock. The GPCM derives market valuation multiples from the stock prices of comparable publicly traded companies, whereas the STM derives market valuation multiples from market transactions, such as a sale of the company. As the Company has not yet demonstrated a track record of profitable operations, the Company utilized a combination of last twelve months (“LTM”) actual revenue and next twelve months (“NTM”) forecast revenue in applying the GPCM and STM methodologies.

The income approach estimates the Enterprise Value, based on the present value of the Company’s future estimated cash flows and the Company’s residual value beyond the forecast period. The future cash flows, including the cash flows beyond the forecast period of the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows. The Enterprise Value determined was then adjusted to (i) add back cash on hand and (ii) remove certain long-term liabilities in order to determine an equity value (“Equity Value”).

The Precedent Transaction Method sets the price of the most recent round of equity funding to its issuance price and then calculates the implied equity value of the Company using the option-pricing method of allocation. The premise of this method is that the transaction represented a market price of the equity funding which, in turn, implied values for the other classes of equity based on relative claims on Equity Value. The Post-Money Valuation Method assumes the common shares have the same value as the most recent redeemable convertible preferred stock closing.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Five

After determining Enterprise Value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of OPM and the probability-weighted expected return method (“PWERM”) to allocate the Enterprise Value of the Company to the various equity securities. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call option is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an initial public offering (“IPO”) or sale of the Company, as well as the probability of remaining a private Company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.

The following are the key considerations in determining the value of the Company’s common stock at each grant date.

July 2020 Grant

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s common stock as of September 30, 2019 on a minority, non-marketable basis. Enterprise Value was determined using a market and income approach with a 50/50 weighting given to each method. Enterprise Value was allocated to the Company’s common stock using the OPM. The resulting fair value of each share of common stock was $[***].

October 2020 Grant

In September 2020 and October 2020, the Company issued and sold an aggregate of 20,193,371 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) in multiple closings at a purchase price of $2.9713 per share, for an aggregate purchase price of $60.0 million.

In considering valuation approaches the Company used a Hybrid approach where two scenarios were examined: (1) Precedent Transaction Method (“Scenario 1”) and (2) Post-Money Valuation Method (“Scenario 2”). The Company weighted Scenario 1 and Scenario 2 20% and 80%, respectively.

Scenario 1—Precedent Transaction Method: Given the proximity of the financing to the grant date, the Precedent Transaction Method was deemed an appropriate methodology to use in estimating the value of the Company’s common stock.

Scenario 2—Post-Money Valuation Method: The Company applied the Post-Money Valuation Method to determine the implied exit equity value based on the recent sale of Series F Preferred Stock. As previously discussed, the Company raised $60.0 million via the issuance of the Series F Preferred Stock. Given the proximity of the issuance dates and the grant date, the Post-Money Valuation Method was deemed an appropriate methodology to use in estimating the Company’s implied exit equity value of $785.0 million.

The resulting fair value of each share of common stock was $[***].

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Six

May 2021 Grants

During the first quarter of 2021, the Company began to make plans for a potential IPO, including meeting with investment bankers and selecting legal counsel. The Company further expanded the number of comparable companies used in the GPCM to include companies that were not industry specific and had been identified by its investment bankers during their initial meetings with members of management. The Company further updated its actual LTM and estimated NTM revenue used in the GPCM as the Company continued to experience positive operating results; the Company experienced a 41% growth in revenue between the fiscal year ended December 31, 2019 versus the fiscal year ended December 31, 2020.

In addition, the Company updated the methodologies used to both determine Enterprise Value and allocate value to the Company’s common stock to reflect management’s updated assumptions about the likelihood and potential timing of various exit scenarios, including a potential IPO. Specifically, the Company:

•	removed the STM from the overall valuation model when performing the market approach given the overall increasing size and growth of the Company and the lack of appropriate comparable transactions.

•

added the income approach to the overall valuation model to reflect the Company’s ability to forecast net cash flows based on the Company’s positive operating results. Under the income approach, the Company discounted an estimate of its cash flows through December 31, 2030, including a terminal value after December 31, 2030.

With respect to the allocation of enterprise value, the allocation of value to the Company’s common stock was determined using a combination of a “remaining private” scenario, 40% weighting, the value of which was determined using OPM (consistent with prior methodology) and an IPO scenarios based on different IPO dates, 60% weighting, the value of which was determined using PWERM. The Company believes it was appropriate to introduce the PWERM at this point in time given that it had engaged investment bankers, hired external legal counsel and added additional independent board members for purposes of advising the Company on a potential IPO.

The resulting fair value of each share of common stock was $[***].

The Company acknowledges the Staff’s request on the reconciliation between the grant date fair value and the midpoint of the offering range. The Company respectfully advises the Staff that once a preliminary IPO price is known, the Company will provide the Staff with the information requested on a supplemental basis.

Exhibits

8.	Please file the promissory note with Michael Lafair as an exhibit to the registration statement.

The Company believes it is not required to file the promissory note with Michael Lafair as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Item 601(b)(10)(iii)(A) of Regulation S-K generally requires to be filed (i) any management contract or equity compensation plan in which any director or any of the named executive officers participates and (ii) any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance. Mr. Lafair is not a “named executive officer” of the Company as such term is defined in Item 402(a)(3) of Regulation S-K. In addition, the Company has determined that the agreement is immaterial in amount and significance.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Seven

General

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

*        *        *

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

June 11, 2021

Page Eight

Please contact me at (617) 937-2357 or my colleague Jodie Bourdet at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:     Kiwi Camara, CS Disco, Inc.

Michael Lafair, CS Disco, Inc.

Melissa Frugé, CS Disco, Inc.

Jodie Bourdet, Cooley LLP

Nicolas Dumont, Cooley LLP

Trey Reilly, Cooley LLP

Joanne Soslow, Morgan, Lewis & Bockius LLP

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com